Filing under Rule 425 under the Securities
Act of 1933 and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934

Filing by: Jazz Pharmaceuticals, Inc.
Subject Company: Jazz Pharmaceuticals, Inc.
SEC File No. of Jazz Pharmaceuticals, Inc.: 001-33500

The following is a slide presentation relating to the proposed transactions described therein that was made available beginning on October 18, 2011.

Bruce Cozadd Chairman and CEO October 18, 2011 Introduction to Jazz Pharmaceuticals

Forward-Looking Statements
This presentation contains forward-looking statements, including, but not limited to, statements related to the anticipated consummation of the business combination transaction between Jazz Pharmaceuticals and Azur Pharma and the timing and benefits thereof, the combined company’s, and each respective company’s, strategy, plans, objectives, expectations
(financial or otherwise) and intentions, future financial results and growth potential (including Jazz Pharmaceuticals’ 2011
Financial Guidance), anticipated product portfolio, development programs, intellectual property and tax position, management structure, and other statements that are not historical facts.  These forward-looking statements are based on
Jazz Pharmaceuticals' current expectations and inherently involve significant risks and uncertainties.  Actual results and the timing of events could differ materially from those anticipated in such forward looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Jazz Pharmaceuticals’ ability to complete the transaction on the proposed terms and schedule; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed transaction; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; and the possibility that if the combined company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the combined company’s shares could decline, as well as other risks related to Jazz Pharmaceuticals’
business, including Jazz Pharmaceuticals’ dependence on sales of Xyrem
®
and its ability to increase sales of its Xyrem and
Luvox CR
®
products; competition, including potential generic competition; Jazz Pharmaceuticals’ dependence on single source suppliers and manufacturers; the ability of Jazz Pharmaceuticals to protect its intellectual property and defend its patents; regulatory obligations and oversight; Jazz Pharmaceuticals cash flow; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Jazz Pharmaceuticals’ SEC filings and reports, including in its Quarterly
Report on Form 10-Q for the quarter ended June 30, 2011.  Jazz Pharmaceuticals undertakes no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or changes in its expectations.
"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Additional Information
In connection with the proposed business combination transaction described in this presentation, Jazz Pharmaceuticals and
Azur Pharma will be filing documents with the SEC, including the filing by Jazz Pharmaceuticals of a preliminary and definitive proxy statement/prospectus relating to the proposed transaction and the filing by Azur Pharma of a registration statement on Form S-4 that will include the proxy statement/prospectus relating to the proposed transaction.  After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to
Jazz Pharmaceuticals stockholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS
ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PRELIMINARY AND
DEFINITIVE PROXY/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT JAZZ PHARMACEUTICALS, AZUR PHARMA AND THE PROPOSED TRANSACTION.  Investors
and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov, by directing a request to Jazz Pharmaceuticals’ Investor Relations department at Jazz Pharmaceuticals, Inc., Attention: Investor Relations, 3180 Porter Drive, Palo Alto, California 94304, or to
Jazz Pharmaceuticals’ Investor Relations department at 650-496-2800 or by email to investorinfo@jazzpharma.com.
Investors and security holders may obtain free copies of the documents filed with the SEC on Jazz Pharmaceuticals’
website at www.jazzpharmaceuticals.com under the heading “Investors” and then under the heading “SEC Filings.” Jazz
Pharmaceuticals and its directors and executive officers and Azur Pharma and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Jazz Pharmaceuticals in connection with the proposed transaction.  Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above.  Additional information regarding the directors and executive officers of Jazz Pharmaceuticals is also included in Jazz Pharmaceuticals’ proxy statement for its
2011 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2011.  These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Jazz Pharmaceuticals as described above.
This communication does not constitute an offer to sell, or the solicitation of an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
For full prescribing information refer to product websites.
Additional Information and Where to Find It

Building Shareholder Value by Focusing on Patient Needs
Jazz Pharmaceuticals’ mission is to improve
patients’ lives by identifying, developing and
commercializing valuable pharmaceutical
products in focused therapeutic areas

Pursue lower risk
development of
specialty products
Invest percentage
of sales longer-term
Strategy to Build Shareholder Value
Grow Xyrem sales in
current indications
Increased focus on
achieving full potential
Acquire additional
marketed or close to
approval products
Leverage our expertise
and infrastructure
2
Maintain entrepreneurial, ownership culture at the company
Make disciplined resource allocation decisions
1
3
4

Current Business and Financial Overview

$39
$54
$97
$215-225
2010 2009
2008
2007
2011G
$143
Xyrem - Strong Sales Growth
2011 Guidance $215M-$225M
8%
7
$0
$25
$50
$75
$100
$175
$200
$125
$150
$225
$250
1.
Based on guidance provided on July 28, 2011.  The company is not updating the prior guidance and actual results may differ.
1

Xyrem is a Standard of Care in Narcolepsy
• Only FDA-approved product for both cataplexy and
excessive daytime sleepiness in patients with
narcolepsy
– Marketed in U.S. since 2002
– Marketed in major European countries by
UCB and in Canada by Valeant
• Currently marketed in U.S. by 110-person specialty sales force
• Approximately 8,700 patients on therapy, usually in conjunction with stimulant therapy
• Distributed under proprietary Xyrem Success Program ®

The Burden of Narcolepsy
• Affects 1 in 2000 in US
1
– multiple sclerosis and Parkinson's disease
2
– > cystic fibrosis
3
• Although narcolepsy is thought to affect between
125,000 and 200,000 Americans, only about
50,000 are diagnosed
4
• Key symptoms can be debilitating
– Cataplexy occurs in 60%-100% of patients
– 100% experience excessive daytime sleepiness
9
1.
National Institute of Neurological Disorders and Stroke.  http://www.ninds.nih.gov/disorders/narcolepsy/detail_narcolepsy.htm. Accessed March 17, 2011.
2.
Narcolepsy Sleep Foundation. www.sleepfoundation.org/article/sleep-related-problems/narcolepsy-and-sleep. Accessed March 17, 2011.
3.
Zemanick et  al. J Cyst Fibros. 2010;9:1-16.
4.
American Sleep Association. http;//www.sleepassociation.org/index.php?p=aboutnarcolepsy. Accessed March 17, 2011.

-40
-30
-20
-10
0
Xyrem has Demonstrated Effect
on Two Key Symptoms of Narcolepsy
XYREM
6 g/night
(n=58)
XYREM
9 g/night
(n=47)
Placebo
(n=59)
–16%
*
–37%
*
–3%
Improvement in Epworth
Sleepiness Scale
1
Week 2
Week 4
Baseline
Reduction in Weekly
Cataplexy Attacks
2
*p<0.001 vs placebo
*p<0.05 vs placebo
+p<0.005 vs placebo
-28%
-49%*
-69%+
10
-80
-60
-40
-20
0
Placebo (n=33)
XYREM 6 g/night (n=31)
XYREM 9 g/night (n=33)
Trial 3: From a 8-week, multicenter, randomized, double-blind, placebo controlled, parallel-arm trial of narcolepsy patients (N=228) with moderate to severe EDS and cataplexy symptoms.  Antidepressants were withdrawn prior to
Trial 1: From a 4-week, double-blind, placebo-controlled trial of narcolepsy patients (N=136) with moderate to severe cataplexy (median of 21 attacks per week) comparing the effects of three doses of orally administered sodium oxybate with placebo for the treatment of narcolepsy. Patients continued to receive stable stimulant therapy throughout the study.  The US XYREM Multicenter Study Group. Sleep. 2002;25(1):42-29.
1.
2.
randomization, and stimulants were continued throughout the study at stable doses. In XYREM clinical trials, 80% of patients maintained concomitant stimulant use. XYREM International Study Group. J Clin Sleep
Med.
2005;1:391.

Most Common Adverse Events in
Controlled Studies of Xyrem
Adverse Event
% of Patients (N=655)
Placebo Xyrem
Nausea 4 19
Dizziness
4 18
Headache
15 18
Vomiting 1 8
Somnolence
4 6
Urinary incontinence
4
<1 6
Nasopharyngitis 5 6
Label includes boxed warning that sodium oxybate is a central nervous system depressant with abuse potential and should not be used with alcohol or other
CNS depressants.  See complete boxed warning at end of presentation.
11
1
2
3
1. Occurring in     5% of XYREM patients and more frequently than with placebo.  2. Data on file, Jazz Pharmaceuticals, Inc.  3. XYREM (sodium oxybate) PI.  4. Generally nocturnal enuresis.

Strong Sodium Oxybate Patent Coverage
* Listed in FDA Orange Book

Number Issue Date Expiration Date
Distribution system patent* 7,765,106 7/27/2010 6/16/2024
Distribution system patent* 7,765,107 7/27/2010 6/16/2024
Distribution system patent 7,797,171 9/14/2010 6/16/2024
Distribution system patent* 7,668,730 2/23/2010 6/16/2024
Distribution system patent* 7,895,059 2/23/2011 12/17/2022
Formulation patent* 6,780,889 8/24/1999 7/4/2020
Formulation patent* 7,262,219 8/28/2007 7/4/2020
Process patent 6,472,431 10/29/1999 12/22/2019
Method of use patent* 7,851,506 12/14/2010 12/22/2019

Overview of Manufacturing and Distribution
• DEA drug quota needed to manufacture controlled “Schedule I” API
• Exclusive relationships with API supplier and finished goods manufacturer
• Unique proprietary distribution system uses exclusive single pharmacy
• Risk management program and unique product attributes require high touch commercial capabilities

Current Xyrem Patient Coverage Distribution*
• Approximately 90% of insured patients
have access
• Relatively low rates of required prior
authorizations
• Low monthly out-of-pocket (OOP)
expenses
– Over 70% of patients have monthly
OOP of $50
79%
8%
3%
1% 9%
*  Company data and MediMedia Formulary Compass July 2011.
Commercial
Medicaid
Medicare Part D
Patient Asst
Program
Cash

•
New narcolepsy physician targets
•
Xyrem Success Program education
•
Patient services
- Nursing program
- Xyrem Patient Connection
- Patient assistance programs
Increased Marketing Investment
Xyrem Growth Initiatives
Improve Market Penetration Over Time
Current Patients = ~ 8,700
Approximately 17% of 50K Diagnosed Narcolepsy Patients

Luvox CR ® - Important Treatment Option for OCD
• Indicated for obsessive compulsive
disorder (OCD)
• OCD affects ~ 2.2 million Americans 1,2
– Often underdiagnosed 3,4
– Difficult to differentiate from comorbidities 5
• Only 43% of adults newly diagnosed with OCD received adequate treatment in the year after their first visit for OCD 6
Label includes boxed warning regarding suicidality and antidepressant drugs.
See complete boxed warning at end of presentation.
1. National Institute of Mental Health. http://www.nimh.nih.gov/health/publications/the-numbers-count-mental-disorders-in-america.shtml. Accessed March 3, 2008.  2. Kessler RC, et al. Arch Gen Psychiatry. 2005;62:617-627.
3. Fireman B, et al. Am J Psychiatry. 2001;158:1904-1910.  4. Grabill K et al..Assessment of obsessive-compulsive disorder: a review.J Anxiety Disord. 2008;22(1):1-17.  5. Hales RE, et al (eds). Textbook of Psychiatry.
1999:600-610.  6. Koran LM, et al. Am J Health Syst Pharm. 2000;57:1972-1978.

Luvox CR – Continued Sales Growth
2011 Guidance $32M-$35M
1
$30
$6
$32-35
2009
2008
2011G
17
$0
$5
$10
$15
$20
$25
2010
$18
$35
$40
$27
1.
Based on guidance provided on July 28, 2011.  The company is not updating the prior guidance and actual results may differ.
2.
Includes $2.0 million of revenue recorded as a result of a change in the timing of when Luvox CR revenue is recognized. The company now records sales upon shipment to distributors net of estimated returns.
2

2011 Guidance Reflects High Operating Leverage
1. Based on guidance provided on July 28, 2011.  The company is not updating the prior guidance and actual results may differ.
2. Adjusted net income and adjusted EPS are non-GAAP financial measures that exclude certain items from GAAP net income and GAAP EPS. A reconciliation of adjusted net income to
GAAP net income and the related per share amounts is in a table included with this presentation.
2010- A 2011- G
1
Total Product Sales $170M $247 – 260M
Xyrem $143M $215 – 225M
Luvox CR $27M $32 – 35M
SG&A and R&D Combined $95M $105 – 110M
GAAP Net Income $33M $123 – 131M
Adjusted Net Income
2
$61M $145 – 153M
GAAP EPS $0.83 $2.68 - $2.79
Adjusted EPS
2
$1.55 $3.15 – $3.25

Investment Rationale
• High sales and earnings growth rates
• High margins and high operating leverage
• Significant potential to increase Xyrem sales
• Strong Xyrem exclusivity position including patents extending to 2024
• Potential to leverage existing commercial capabilities with new products
• Disciplined approach to resource allocation

Strategic Transaction with Azur Pharma

Strategic Benefits
• Diversified portfolio of CNS and
women’s health products
• Increased scale and platform
for growth
• Resources to invest in future
pipeline and strong franchise
management opportunities
• Stronger, enhanced
management team
Projected Financial Benefits
• Accretive transaction
1
• Revenues >$475M
and cash flow >$200M in
first 12 months
• ~$250M cash at closing
2
• Strong balance sheet
with no debt
1
Accretion for Jazz Pharmaceuticals shareholders is on a  fully-taxed adjusted EPS basis. Adjusted EPS is a non-GAAP financial measure that exclude certain items from GAAP EPS.
2
Pro forma estimate as of Jan 1, 2012.
Compelling Strategic and Financial Benefits
Jazz
Pharmaceuticals plc
Ireland

Jazz Pharmaceuticals plc
• 12 products currently marketed in US
• >$475 million in revenues in first 12 months
• >$200 million in cash generated in first 12 months
• Jazz Pharmaceuticals: slightly under 80%; Azur Pharma: slightly over 20%
• Combined capitalization approximately 60M shares fully diluted at closing
• Jazz Pharmaceuticals board represented funds entered into voting agreements (~43% of shares)
• 99% of Azur shareholders entered into agreement to take necessary actions
• Current directors of Jazz Pharmaceuticals
• Seamus Mulligan (Chairman and CEO, Azur Pharma)
Portfolio & Financial
Projections
Ownership in
Combined Company
Shareholder Votes
Board of Directors
Management
• Bruce Cozadd, Chairman and CEO
• Kate Falberg, CFO
• Seamus Mulligan, Chief Business Officer, International Business Development
• Azur executives join JPI executives in leadership roles
Anticipated Closing: 1Q12

Azur Pharma –
Compelling Fit With Jazz Pharmaceuticals
$0
$20
$40
$60
$80
$100
2006 2007 2008 2009 2010
CNS Women’s Health
Net Sales (Millions)
• Strong commercial focus and expertise
in CNS and women’s health
• Key products present new growth
opportunities
• Lower risk pipeline of line extensions for
clozapine franchise and LCM programs
for key women’s health brands

2011 Estimated Revenues
Stand Alone Jazz Pharmaceuticals, Inc. Pro forma Jazz Pharmaceuticals plc
A Growing, Diversified Product Portfolio
Luvox CR
13%
Xyrem 87%
Xyrem 63%
Luvox CR
9%
Prialt 6%
Women’s
Health 10%
Other CNS
1%
FazaClo LD
8%
FazaClo HD
3%

•
Sourcing of new products for all markets
•
Potential expansion into Europe
Benefits of New Corporate Structure
Access to international capital markets and business development opportunities
•
Sales, marketing, and clinical/medical science liaison organizations
•
Multi-product supply chain management
•
BD executives with demonstrated success
Enhanced management capabilities
•
Enhanced ability to attract and retain key talent
Additional locations (Philadelphia, Dublin)
Parent company in Ireland expected to license, develop and acquire existing and new products

Next Steps
File preliminary proxy
statement and S-4
Expected to
close 1Q12
Transaction is
subject to customary
closing conditions
and regulatory
approvals, including:
•
SEC effectiveness of S-4
•
Jazz Pharmaceuticals, Inc.
stockholder approval
•
Azur approval of other
necessary actions
•
Antitrust clearance
•
Transaction will be taxable to
Jazz Pharmaceuticals, Inc.
stockholders
•
Jazz Pharmaceuticals plc
shares to be traded on Nasdaq

Strategic Benefits
• Diversified portfolio of CNS and
women’s health products
• Increased scale and platform
for growth
• Resources to invest in future
pipeline and strong franchise
management opportunities
• Stronger, enhanced
management team
Projected Financial Benefits
• Accretive transaction
• Revenues >$475M
and cash flow >$200M in
first 12 months
• ~$250M cash at closing
• Strong balance sheet
with no debt
1
Accretion for Jazz Pharmaceuticals shareholders is on a  fully-taxed adjusted EPS basis. Adjusted EPS is a non-GAAP financial measure that excludes certain items from GAAP EPS.
2
Pro forma estimate as of Jan 1, 2012.
Compelling Strategic and Financial Benefits
Jazz
Pharmaceuticals plc
Ireland
1
2

FY 2011G FY 2010
Reconciliation of GAAP Net Income and EPS to Adjusted
Net Income and EPS in Financial Results and Guidance
(In millions, except per share amounts)
GAAP net income
Add:
Intangible asset amortization
Stock-based compensation expense
Non-cash interest expense
Loss on extinguishment of debt
Deduct:
Contract revenues
GAAP net income per diluted share (EPS)
Adjusted net income per diluted share (EPS)
Shares used in computing GAAP and adjusted net
income per diluted share amounts
Adjusted net income
Luvox CR revenue recognition timing change
(1)
$123-131
7
14
2
$145-153
$2.68-2.79
$3.15-3.25
46-47
-
(1)
$33
8
8
2
$61
$0.83
$1.55
39
12
(1)
1. Based on guidance provided on July 28, 2011.  The company is not updating the prior guidance and actual results may differ.
-
1

Xyrem (sodium oxybate) Boxed Warning
Sodium oxybate is GHB, a known drug of abuse. Abuse has been associated with some important central nervous system
(CNS) adverse events (including death). Even at recommended doses, use has been associated with confusion, depression and other neuropsychiatric events. Reports of respiratory depression occurred in clinical trials. Almost all of the patients who received sodium oxybate during clinical trials were receiving CNS stimulants.
Important CNS adverse events associated with abuse of GHB include seizure, respiratory depression and profound decreases in level of consciousness, with instances of coma and death. For events that occurred outside of clinical trials, in people taking
GHB for recreational purposes, the circumstances surrounding the events are often unclear (e.g., dose of GHB taken, the nature and amount of alcohol or any concomitant drugs).
Xyrem is available through the Xyrem Success Program, using a centralized pharmacy 1-866-XYREM88
®
(1-866-997-3688). The
Success Program provides educational materials to the prescriber and the patient explaining the risks and proper use of sodium oxybate, and the required prescription form. Once it is documented that the patient has read and/or understood the materials, the drug will be shipped to the patient. The Xyrem Success Program also recommends patient follow-up every 3 months. Physicians are expected to report all serious adverse events to the manufacturer. (See WARNINGS).
XYREM (sodium oxybate) PI
!WARNING: Central nervous system depressant with abuse potential.
Should not be used with alcohol or other CNS depressants.

Luvox CR (fluvoxamine maleate) Boxed Warning
LUVOX CR (fluvoxamine maleate ) PI
Suicidality and Antidepressant Drugs
Antidepressants increased the risk compared to placebo of suicidal thinking and behavior (suicidality) in children, adolescents, and young adults in short-term studies of major depressive disorder (MDD) and other psychiatric disorders. Anyone considering the use of LUVOX CR
®
(fluvoxamine maleate)
Extended-Release Capsules or any other antidepressant in a child, adolescent, or young adult must balance this risk with the clinical need. Short-term studies did not show an increase in the risk of suicidality with antidepressants compared to placebo in adults beyond age 24; there was a reduction in risk with antidepressants compared to placebo in adults aged 65 and older. Depression and certain other psychiatric disorders are themselves associated with increases in the risk of suicide. Patients of all ages who are started on antidepressant therapy should be monitored appropriately and observed closely for clinical worsening, suicidality, or unusual changes in behavior. Families and caregivers should be advised of the need for close observation and communication with the prescriber. LUVOX CR Capsules are not approved for use in pediatric patients. (See WARNINGS: Clinical Worsening and Suicide Risk,
PRECAUTIONS: Information for Patients, and PRECAUTIONS: Pediatric Use.)